UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-39481

PRF Technologies Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485, 333-277594, 333-283655 and 333-286941), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 18, 2026, PRF Technologies Ltd. (the “Company”) entered into a Standby Equity Purchase Agreement (the “Purchase Agreement”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“Yorkville”).

Pursuant to the Purchase Agreement, the Company has the right, but not the obligation, to sell to Yorkville from time to time (each such occurrence, an “Advance”) up to $15.0 million (the “Commitment Amount”) of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), during the 36 months following the execution of the Purchase Agreement, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement. At the Company’s option, the Ordinary Shares would be purchased by Yorkville from time to time at a price equal to 97% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that the Company, subject to certain limitations, delivers a notice to Yorkville that the Company is committing Yorkville to purchase such Ordinary Shares (the “Advance Shares”). The Company may also specify a certain minimum acceptable price per share in each Advance. “VWAP” means, for any trading day, the volume weighted average price of the Company’s Ordinary Shares for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P. As consideration for Yorkville’s irrevocable commitment to purchase the Company’s Ordinary Shares up to the Commitment Amount, the Company agreed to pay a commitment fee equal to 1.0% of the Commitment Amount, payable in four equal installments, of which the first installment was paid in the form of 20,276 Ordinary Shares (the “Commitment Shares”) on the date of execution of the Purchase Agreement and the remaining three installments shall be payable in cash every three months following the first installment until all installments have been paid.

Pursuant to the Purchase Agreement, Yorkville shall not be obligated to purchase or acquire any Ordinary Shares under the Purchase Agreement which, when aggregated with all other Ordinary Shares beneficially owned by Yorkville and its affiliates, would result in the beneficial ownership of Yorkville and its affiliates (on an aggregated basis) to exceed 9.99% of the then outstanding voting power or number of the Company’s Ordinary Shares.

Yorkville’s obligation to purchase the Company’s Ordinary Shares pursuant to the Purchase Agreement is subject to a number of conditions, including that a registration statement (the “Registration Statement”) be filed with the Securities and Exchange Commission (the “SEC”), registering the Commitment Shares issued and the Advance Shares to be issued and sold pursuant to an Advance under the Securities Act of 1933, as amended (the “Securities Act”) and that the Registration Statement is declared effective by the SEC.

On May 7, 2026, the Company previously entered into a standby equity purchase agreement (the “May 2026 Purchase Agreement”) with Yorkville pursuant to which Yorkville committed to purchase up to $10.0 million of the Company’s ordinary shares. As of May 29, 2026, the May 2026 Purchase Agreement terminated following the Company’s issuance and sale of 2,152,798 ordinary shares for aggregate gross proceeds of $10.0 million under the May 2026 Purchase Agreement.

This Report of Foreign Private Issuer on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Purchase Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement, and may be subject to limitations agreed upon by the contracting parties.

The Ordinary Shares are being offered and sold pursuant to an exemption from the registration requirements of the Securities Act, under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. Yorkville has represented that it is an accredited investor, as that term is defined in Regulation D, and has acquired and will acquire the Ordinary Shares for its own account for investment and not with a view toward the public sale or distribution thereof, except pursuant to sales registered under or exempt from the registration requirements of the Securities Act. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The Ordinary Shares have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Ordinary Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summary of the material terms of the Purchase Agreement is not complete and is qualified in its entirety by reference to the full text thereof, a copy of which is filed herewith as Exhibit 10.1 and incorporated by reference herein.

Warning Concerning Forward-Looking Statements

This Report contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit Index

Exhibit No.	Description

10.1	Form of Standby Equity Purchase Agreement dated June 18, 2026, by and between PRF Technologies Ltd. and YA II PN, LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2026	PRF TECHNOLOGIES LTD.

	By:	/s/ Ehud Geller
Ehud Geller Executive Chairman of the Board